SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of  June, 2010

RYANAIR HOLDINGS PLC
(Translation of registrant's name into English)

c/o Ryanair Ltd Corporate Head Office
Dublin Airport
County Dublin Ireland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

Yes ..... No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

RYANAIR TO OPPOSE AN UNDEMOCRATIC CHANGE OF AER LINGUS'
ARTICLES OF ASSOCIATION AT TOMORROW'S AGM

Ryanair, the world's favourite airline, today (Thu, 17 Jun) confirmed that it will vote against Resolution 10 at Aer Lingus' AGM tomorrow. Resolution 10 proposes a number of reasonable amendments to Aer Lingus' Articles of Association, which Ryanair would be happy to support, but includes one undemocratic provision that shareholders can only table resolutions for Extraordinary General Meetings (EGMs) at least 30 days in advance of an EGM, whereas Aer Lingus can call EGMs at just 14 day notice, which effectively deprives shareholders of their right to put forward resolutions at EGMs called by the Company, and is therefore undemocratic.

Ryanair wrote to Aer Lingus on 25 May, 31 May and 1 June, requesting that this undemocratic (30 day notice) clause be removed from Resolution 10, and that shareholders be allowed to put forward EGM resolutions up to 7 days in advance of such EGMs. This would allow shareholders 7 days to propose resolutions in the case of EGMs called by Aer Lingus at 14 day notice, which would be both fair and reasonable. Regrettably, Ryanair's reasonable requests have been rejected by Aer Lingus.

Ryanair has no objection to the other amendments in Resolution 10, with the exception of a typographical error which has already been pointed out to Aer Lingus. Ryanair calls on the Board of Aer Lingus to arrange an early EGM and put a new Resolution 10 to shareholders without the undemocratic clause which would deprive those same shareholders of their right to propose resolutions at EGMs called by the Company. Ryanair is willing to support such a change to the Articles of Association as long as it does not restrict or undermine shareholder rights.

Ryanair's Stephen McNamara said:

"It is disappointing that Aer Lingus appears determined to deprive its shareholders of their reasonable right to propose EGM resolutions. Ryanair has been left with no alternative but to oppose the current Resolution 10 (which contains this undemocratic clause) in order to protect the rights of all Aer Lingus shareholders.

We hope the Board of Aer Lingus will arrange an EGM at their convenience in order to approve the remainder of Resolution 10, i.e., all those amendments to Articles of Association which are not undemocratic. Ryanair will happily support such a revised resolution provided that the rights of Aer Lingus' shareholders are not restricted or undermined."

Ends.                                                    Thursday, 17th June 2010

For further information
Please contact:
Stephen McNamara                          Pauline McAlester
Ryanair Ltd                                         Murray Consultants
Tel: +353-1-8121271                         Tel. +353-1-4980300

RYANAIR HOLDINGS PLC

Date:   17 June 2010

By:___/s/ Juliusz Komorek____

Juliusz Komorek
Company Secretary